December 30, 2013

Via EDGAR and Hand Delivery

Mr. Christian Windsor,

       Special Counsel,

              Securities and Exchange Commission,

                     100 F Street, N.E.,

                             Washington, D.C. 20549-9303.

Re:	Stonegate Mortgage Corporation

Amendment No. 1 to the Registration Statement on Form S-1

Filed December 30, 2013

File No. 333-192715

Dear Mr. Windsor:

This letter provides the responses of Stonegate Mortgage Corporation (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated December 20, 2013 (the “Comment Letter”), with respect to the Registration Statement on Form S-1 filed by the Company on December 6, 2013 (File No. 333-192715). In connection with this response to the Comment Letter, enclosed please find the above-referenced Registration Statement (the “Registration Statement”), which has been amended and filed with the Commission.

The headings and numbered items of this letter correspond to those in the Comment Letter. For your convenience, each of the comments from the Comment Letter is restated in bold type prior to the Company’s response. The page references in the Staff’s comments refer to page numbers in the Registration Statement on Form S-1 filed by the Company on December 6, 2013; the page numbers in the Company’s responses refer to the page numbers in Amendment No. 1 to the Registration Statement.

Summary, page 1

1.	Revise this section to balance your presentation of the growth of your company over the prior period to discuss the apparent slowing growth rate and rate of return in the third quarter over prior periods in 2013. Make similar revisions to your disclosure in the Management’s Discussion and Business sections.

Response: The Company has asked us to supplementally advise the Staff that it has revised its disclosure under “Summary” (beginning on page 1), under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (beginning on page 51), and under “Our Business” (beginning on page 114) to present information regarding the Company’s growth rate and rate of return in the third quarter over prior periods to balance the presentation under those sections.

Recent Developments, page 13

2.	We note that since the end of the September 30, 2013 quarter, you have entered into two major acquisitions. One acquisition was of the wholesale mortgage assets of NationStar and the second was the purchase of all of the stock of Crossline. Please revise this section, or another appropriate section of the registration statement to disclose the likely costs of these acquisitions the sources of liquidity you plan to use to pay the acquisition prices, individually and in the aggregate, as well as the impact of the acquisitions on your liquidity, capital resources and earnings. Please also discuss the impact, in the aggregate, of your acquisitions of “tuck in” retail acquisitions.

Response: The Company has asked us to supplementally advise the Staff that it has revised its disclosure on page 2 under “Summary—Recent Events,” page 52 under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Events” and page 115 under “Our Business—Recent Events” to disclose the likely costs of the acquisitions of Crossline Capital, Inc. and the wholesale lending channel and certain distributed retail assets of NationStar Mortgage Holdings Inc. and the sources of liquidity the Company plans to use to pay the acquisition prices, as well as the impact of the acquisitions on the Company’s liquidity and capital resources. The Company has also updated its discussion of tuck-in acquisitions under “Summary—Our Strengths—Profitable, Sustainable Business with Significant Growth Potential” on page 8 and under “Our Business—Our Strengths—Profitable, Sustainable Business with Significant Growth Potential” on page 121 to discuss the impact of the Company’s acquisitions of Crossline Capital, Inc. and the wholesale lending channel and certain distributed retail assets of NationStar Mortgage Holdings Inc.

Risk Factors, page 18

Our earnings may decrease because of changes in prevailing rates…, page 27

3.	In order for investors to better understand the impact of increasing mortgage rates upon your business, please discuss the changes between the second and third quarter of 2013, including the impact on your earnings, growth rates, etc.

Response: The Company has asked us to supplementally advise the Staff that it has revised its disclosure on page 28 under “Risk Factors—Risks Related to Our Business and Industry—Our earnings may decrease because of changes in prevailing rates, such as the recent increases in interest rates experienced since June 2013, and any corresponding effects on origination volumes or the value of our assets” to discuss the changes in operating results between the second and third quarter of 2013.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 58

4.	Please revise to provide a discussion of operating results for the three months ended September 30, 2013 compared to the three months ended September 30, 2012.

Response: The Company has asked us to supplementally advise the Staff that it has revised its disclosure on page 60 under “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” to provide a discussion of operating results for the three months ended September 30, 2013 compared to the three months ended September 30, 2012.

Our Business, page 100

5.	Revise your discussion regarding OLIE and your “C3” update to discuss the extent to which you conduct due diligence regarding the inputs and effectiveness of your automated system.

Response: The Company has asked us to supplementally advise the Staff that it has revised its disclosure on page 122 under “Our Business – Our Strengths – Robust, Proprietary Operating Platform” to discuss the extent to which the Company conduct due diligence regarding the inputs and effectiveness of the Company’s automated system.

Notes to Unaudited Consolidated Financial Statements

Note 4. Business Combinations, page F-8

6.	Please revise to address the acquisition cost or range of estimated cost to acquire the wholesale lending channel and certain distributed retail assets of NationStar Mortgage Holdings Inc.

Response: The Company has asked us to supplementally advise the Staff that it has revised its disclosure on page F-8 under “Note 4. Business Combinations” to address the acquisition cost or range of estimated cost to acquire the wholesale lending channel and certain distributed retail assets of NationStar Mortgage Holdings Inc.

7.	Please revise to address the acquisition cost or range of estimated cost to acquire Crossline Capital, Inc.

Response: The Company has asked us to supplementally advise the Staff that it has revised its disclosure on page F-8 under “Note 4. Business Combinations” to address the acquisition cost or range of estimated cost to acquire Crossline Capital, Inc.

Additionally, in connection with this response letter, the Company hereby acknowledges the following statements:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its registration statement;

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

If you have additional questions or require any additional information with respect to the Registration Statement or this letter, please do not hesitate to contact me at (212) 558-4312 or downesr@sullcrom.com.

Yours truly,

/s/ Robert W. Downes
Robert W. Downes

cc:	Joshua Samples

(Securities and Exchange Commission)

Barbara A. Cutillo

(Stonegate Mortgage Corporation)

David O. Hopkins

(KPMG LLP)

Keith A. May

(Richey, May & Co., LLP)

Curt W. Hidde, Esq.

(Barnes & Thornburg LLP)